Lockheed Martin Corporation (LMT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.
Continuous LMT Shareholder for 22-years

Please Vote for Proposal Topic that Won our 47% Support at the 2020 Lockheed Martin Annual Meeting
Shareholder Right to Act by Written Consent, Proposal 4:

This 47% shareholder support was truly outstanding because management threw the kitchen sink at the 2020 shareholder proposal. At the beginning of the 2020 annual meeting materials management suggested that the proposal might be moot. The proposal was introduced with a negative executive summary that included a negative image.

The proposal was followed by a management opposition statement that had 50% more words than the shareholder proposal. Then management had electioneering text on the ballot itself against the proposal. In spite of all this negative management energy the proposal won 47% shareholder support.

And since this outstanding support there has been an important development in the past year that this makes a shareholder right to act by written consent all the more important. It is the almost universal exclusion of in-person shareholders meetings.

With online shareholder meetings management is king. There is no deliberation and no discussion. The format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can quickly skip to another topic.

An online meeting can also use a screener to let in only softball questions. There is nothing to stop management from planting softball questions that that have long-winded prepackaged answers that crowd out serious questions.

And even if management restores in-person annual meetings, management can dictate an online meeting  format for a special shareholder meeting. Thus shareholders have far less incentive to spend their own money to call for a special shareholder meeting where management is king.

Written consent is a super democratic process because if a shareholder is opposed to the topic of written consent the shareholder simply does nothing and it counts against the written consent campaign. Written consent can easily be structured so that all shareholders receive notice.

Written consent thrives on broad shareholder support since 51% of all shares outstanding must approve. This 51% can translate into a requirement to obtain 65% support from the shares that cast ballots. By contrast only 35% support from the shares outstanding may be needed with a special shareholder meeting if many shareholders simply do not vote.

This proposal topic won impressive 47% support at the 2020 LMT annual meeting before the management-is-king format of shareholder meetings became almost universal.

Yes – Shareholder Right to Act by Written Consent, Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.